UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 29, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Publicly Held Company	Publicly Held Company
CNPJ/MF No.16.404.287/0001-55	CNPJ/MF No. 60.643.228/0001-21
NIRE 29.3.0001633-1	NIRE 35.300.022.807
CVM Code: 1398	CVM Code: 12793

MATERIAL FACT

São Paulo, November 29, 2018 — Suzano Papel e Celulose S.A (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and collectively with Suzano, the “Companies”), in addition to the Material Facts disclosed on March 16, 2018 and notices to the market dated as of 06/01, 08/31, 09/06, 11/01 and 11/14, hereby jointly inform its shareholders and the market in general that the European antitrust authority has approved the combination of the business and shareholding bases of the Companies, pursuant to the Merger Agreement approved at the Extraordinary Shareholders’ Meetings of the Companies held on September 13, 2018 (“Transaction”), subject to the early termination of the agreement for the supply of hardwood pulp entered into by and between Fibria and Klabin S.A. (“Klabin”), which was the object of the notice to the market disclosed by Fibria and Klabin on May 4, 2015.

Accordingly, all of the conditions precedent to the effectiveness of the Transaction have been fulfilled, and Suzano and Fibria will move forward with the closing of the Transaction on a date to be informed by means of a notice to shareholders to be disclosed by both Companies.

São Paulo/SP, November 29, 2018

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Marcelo Feriozzi Bacci	Guilherme Perboyre Cavalcanti
Chief Financial and Investor Relations Officer	Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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